

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 13, 2011

<u>Via Facsimile</u>
Issam Abud
Chief Executive Officer
Income Now Consulting
5348 Vegas Drive, Suite 662
Las Vegas, Nevada 89108

> **Re: Income Now Consulting**
> **Form 8-K**
> **Filed August 29, 2011**
> **Amendment No. 1 to Form 8-K**
> **Filed September 8, 2011**
> **File No. 333-167984**

Dear Mr. Abud:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Jaime G. John
>
> Jaime G. John
> Staff Accountant